Via EDGAR and EMAIL (ReganR@sec.gov)

September 14, 2012

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	McKesson Corporation
Form 10-K for the fiscal year ended March 31, 2012
File No. 001-13252

Dear Mr. Reynolds:

On behalf of McKesson Corporation (the “Company” or “we” and other similar pronouns), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 4, 2012. We have recited the Staff’s comment in bold type below and have followed the comment with the Company’s response.

McKesson Specialty Health, page 6

1.	We note the references in this section and elsewhere in your annual report to specialty drugs and services. Please advise us, with a view to disclosure, how you define the term “specialty” and what factors you consider when determining whether a product or service is considered to be a specialty product or service. Also tell us whether or not the definition is based on an industry, regulatory or other source and whether, to the best of your knowledge, your use of the term “specialty” is the same as or comparable to what is used by other pharmaceutical distribution companies.

Our use of the term “specialty” refers to the portion of our distribution business that primarily:

1.	distributes oncology, rheumatology and other pharmaceutical products that treat complex diseases. These pharmaceutical products are generally distributed directly to physician offices under specific arrangements with manufacturers; and

2.	provides practice management and other consulting services to healthcare providers, pharmaceutical manufacturers and third party payers supporting the clinical research, marketing and distribution of specialty pharmaceutical products and services.

Mr. John Reynolds

U.S. Securities and Exchange Commission

September 14, 2012

When classifying a pharmaceutical product or service as “specialty,” we consider the following factors: high cost; complex treatment regimes, such as oncology and rheumatoid arthritis; special handling, storage and delivery requirements; and, in some cases, exclusive distribution arrangements. Service revenues are generally classified as “specialty” if the service relates to a specialty pharmaceutical product.

We believe that industry participants, including other pharmaceutical distribution companies, define specialty pharmaceutical products and services based on similar factors. However, we are not aware of an industry or regulatory definition for specialty pharmaceutical products and services. Therefore, we cannot conclude that our use of the term “specialty” is the same as or is comparable to what is used by other pharmaceutical distribution companies.

Consequently, with a view to disclosure, in our next Annual Report on Form 10-K we will expand our discussion of “specialty” pharmaceutical products and services by inserting under the subheading, McKesson Specialty Health, text substantially similar to the following:

When classifying a pharmaceutical product or service as “specialty,” we consider the following factors: high cost; complex treatment regimes, such as oncology and rheumatoid arthritis; special handling, storage and delivery requirements; and, in some cases, exclusive distribution arrangements. This business also provides practice management and other consulting services to healthcare providers, pharmaceutical manufacturers and third party payers supporting the clinical research, marketing and distribution of specialty pharmaceutical products and services. Our use of the term “specialty” to define a portion of our distribution business may not be comparable to that used by other industry participants, including our competitors.

*        *        *

Mr. John Reynolds

U.S. Securities and Exchange Commission

September 14, 2012

In closing, as you requested, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact Nigel A. Rees, Vice President and Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ Jeffrey C. Campbell

Jeffrey C. Campbell

Executive Vice President and Chief Financial Officer

cc:	Brigitte Lipmann, U.S. Securities and Exchange Commission
Ruairi Regan, U.S. Securities and Exchange Commission
Laureen E. Seeger, McKesson Corporation
Nigel A. Rees, McKesson Corporation
John G. Saia, McKesson Corporation